EXHIBIT 99.46
                                                                   -------------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
           [ADVANTAGE LOGO OMITTED]
--------------------------------------------------------------------------------

                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE
                              2004 TAX INFORMATION
                                  MARCH 2, 2005

                                  (TSX: AVN.UN)


                          2004 CANADIAN TAX INFORMATION

--------------------------------------------------------------------------------

The following information is intended to assist individual Canadian unitholders of Advantage Energy Income Fund (the "Fund", or the "Trust") in the preparation of their 2004 T1 Income Tax Return.

CASH DISTRIBUTIONS IN 2004 ARE 61.67% NON-TAXABLE AS A RETURN OF CAPITAL WITH THE REMAINING 38.33% TAXABLE.


TRUST UNITS HELD WITHIN AN RRSP, RRIF, OR DPSP

No amounts are required to be reported on the 2004 T1 Income Tax Return where the Advantage Energy Income Fund trust units are held within an RRSP, RRIF or DPSP.


TRUST UNITS HELD OUTSIDE OF AN RRSP, RRIF OR DPSP

Unitholders who hold their trust units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions during the calendar year 2004, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent of the Fund, Computershare Investor Services (the "Transfer Agent"), or the Trust.

Registered unitholders of trust units who have received cash distributions during the calendar year 2004 from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income".

The attached Schedule includes supplementary information on the taxable portion of the 2004 cash distributions shown on a per unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the unitholders must be reported by the unitholders in their 2004 Income Tax Return.

Accordingly, the taxable amount of cash distributions received from January 1, 2004 up to and including December 31, 2004 are included in your "T3 Supplementary". The deadline for mailing all T3 Supplementary Information slips as required by Revenue Canada is March 31, 2005.


ADJUSTED COST BASE FOR CAPITAL GAINS

Holders of trust units are required to reduce the Adjusted Cost Base of their units by an amount equal to the cumulative cash received from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust units if the trust units are held as a capital property by the owner.

PRESS RELEASE                                                      March 1, 2005
ADVANTAGE ENERGY INCOME FUND                                        Page 2 of 3
--------------------------------------------------------------------------------


                                   SCHEDULE 1

                          ADVANTAGE ENERGY INCOME FUND

                              2004 - T3 INFORMATION

                                                                                          Amount per Unit
                                                                         ---------------------------------------------------
                                                                                                Taxable        Return of
                                                                         Total distribution     Portion     Capital Portion
For the period ended      Record date              Payment date                 paid            (38.33%)       (61.67%)
----------------------------------------------------------------------------------------------------------------------------
January 31, 2004          January 30, 2004         February 17, 2004           $ 0.23           $ 0.088         $ 0.142
February 29, 2004         February 27, 2004        March 15, 2004              $ 0.23           $ 0.088         $ 0.142
March 31, 2004            March 31, 2004           April 15, 2004              $ 0.23           $ 0.088         $ 0.142
April 30, 2004            April 30, 2004           May 17, 2004                $ 0.23           $ 0.088         $ 0.142
May 31, 2004              May 31, 2004             June 15, 2004               $ 0.23           $ 0.088         $ 0.142
June 30, 2004             June 30, 2004            July 15, 2004               $ 0.23           $ 0.088         $ 0.142
July 31, 2004             July 30, 2004            August 16, 2004             $ 0.23           $ 0.088         $ 0.142
August 31, 2004           August 31, 2004          September 15, 2004          $ 0.23           $ 0.088         $ 0.142
September 30, 2004        September 30, 2004       October 15, 2004            $ 0.23           $ 0.088         $ 0.142
October 31, 2004          October 29, 2004         November 15, 2004           $ 0.25           $ 0.096         $ 0.154
November 30, 2004         November 30, 2004        December 15, 2004           $ 0.25           $ 0.096         $ 0.154
December 31, 2004         December 31, 2004        January 17, 2005            $ 0.25           $ 0.096         $ 0.154
                                                                         ---------------------------------------------------
TOTAL                                                                          $ 2.82           $ 1.080         $ 1.740
                                                                         ---------------------------------------------------

                            2004 U.S. TAX INFORMATION

SUMMARY OF U.S. TAX INFORMATION

The information that follows is being provided to assist U.S. individual Unitholders of Advantage Energy Income Fund ("Advantage") in reporting distributions received from Advantage on their Internal Revenue Service ("IRS") Form 1040 - U.S. Individual Income Tax Return ("Form 1040") for the calendar year 2004.

ADVANTAGE UNITS HELD OUTSIDE OF A QUALIFIED RETIREMENT PLAN

In consultation with U.S. tax advisors, Advantage believes that it should be treated as a corporation and its units as equity under U.S. tax law. Therefore, the portion of the Trust's distributions paid during the year that is considered a dividend should be considered a "qualified dividend" for U.S. federal income tax purposes and should be reported on Line 9(b) of the IRS Form 1040, unless the fact situation of the U.S. individual Unitholder determines otherwise. Page 20 of the IRS 2004 Form 1040 instruction booklet provides examples of individual situations where the dividends would not be "Qualified Dividends". Where the dividends are not considered "Qualified Dividends", due to an individual's situation, the amount should be reported on Schedule B, Part II - Ordinary Dividends and Line 9(a) of your IRS Form 1040.

FOR 2004, DIVIDENDS RECEIVED BY U.S. INDIVIDUAL UNITHOLDERS ARE 57.17% NON-TAXABLE WITH THE REMAINING 42.83% BEING TAXABLE AS A "QUALIFIED DIVIDEND". For the non-taxable portion of distributions you must reduce your cost (or other tax basis) by this amount for calculating your gain or loss on sale of your Advantage units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Foreign taxes which have been withheld from your distributions (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld in 2004 should be available through your broker of other intermediary and is not provided by Advantage. Canadian tax withheld on the non-taxable portion of the distribution (as computed under Canadian tax principles) should be claimed as a refund from the Canadian Revenue Agency no later than two years after the calendar year in which the distribution was paid and should not be claimed as a deduction or credit against your U.S. tax liability.

PRESS RELEASE                                                      March 1, 2005
ADVANTAGE ENERGY INCOME FUND                                        Page 3 of 3
--------------------------------------------------------------------------------


ADVANTAGE UNITS HELD WITHIN A QUALIFIED RETIREMENT PLAN

There should be no amount that is required to be reported on an IRS Form 1040 where the Advantage Trust units are held in a Qualified Retirement Plan.

CONFLICTING OR INCOMPLETE ADVICE

If you are a U.S. resident individual who holds units of Advantage, you may have received conflicting or incomplete advice about the U.S. tax treatment of dividends received from the income trust, and specifically whether the dividends qualify to be taxed in the U.S. at the reduced rates applying to long-term capital gains (i.e., up to 15%). Even if a brokerage firm or other entity has reported that the dividends should be treated as ordinary dividends, you should confirm with your tax adviser to see if the distributions nevertheless qualify for the reduced tax rate on "qualifying dividends" for U.S. tax purposes.

BACKGROUND

Under U.S. tax rules enacted on May 28, 2003, "qualified dividends" paid to U.S.-resident individual shareholders may be taxed at the reduced long-term capital gains tax rates if the dividends are received from either domestic (U.S.) corporations or corporations that meet the definition of "qualified foreign corporation" in the U.S. Internal Revenue Code (IRC).

The IRS subsequently issued two notices (2003-71 and 2004-79) setting out guidelines and simplified procedures for brokerage firms and other intermediaries to assist them in reporting to their clients on Forms 1099-DIV as to whether foreign entities are "qualified foreign corporations" for these purposes. The simplified procedures are general rules of thumb: they are not sufficiently comprehensive to cover all situations and entities that meet the IRC's detailed definition of "qualifying foreign corporation".

FORM 1099-DIV TREATMENT OF DIVIDEND NOT NECESSARILY THE SAME FOR INVESTORS

In its two notices, the IRS clearly states that there may be differences in how brokers and other intermediaries must report the distributions on Forms 1099-DIV under the simplified procedures and how investors are allowed to treat the distributions for U.S. individual income tax purposes.

So even though a brokerage firm or other intermediary following the IRS's simplified procedures may have had to report distributions from a Canadian income trust as ordinary dividends, the income trust may in fact satisfy the tests in the U.S. law to be considered a "qualified foreign corporation" (and thus its distributions may well be "qualified dividends").

DATABASE OF "QUALIFYING FOREIGN CORPORATIONS" BASED ON SIMPLIFIED PROCEDURES

In addition to confusion caused by the Form 1099-DIV reporting, there is a common misperception that all "qualifying foreign corporations" must be listed as such on an unofficial database of foreign entities established by several U.S. brokerage firms.

Securities firms and mutual funds subscribing to the database have been advised that the determination of "qualified foreign corporation" status for purposes of the database listing is based solely on the IRS's simplified procedures. Foreign entities not currently listed in the database may still be "qualified foreign corporations" if they meet the detailed requirements set out in the IRC.

THE INFORMATION IN THIS RELEASE IS NOT MEANT TO BE AN EXHAUSTIVE DISCUSSION OF ALL POSSIBLE U.S. INCOME TAX CONSIDERATIONS, BUT A GENERAL GUIDELINE AND IS NOT INTENDED TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ADVANTAGE UNITS. HOLDERS OR POTENTIAL HOLDERS OF ADVANTAGE UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ADVANTAGE UNITS. ADVANTAGE HAS NOT OBTAINED A LEGAL OR TAX OPINION, NOR HAS IT REQUESTED A RULING FROM THE IRS ON THESE MATTERS.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com